SUBSCRIPTION AGREEMENT

This Agreement is made as of the 27th day of January, 2014 between Evanston Capital Management, LLC, a Delaware limited liability company, (“Evanston”), and Evanston Alternative Opportunities Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund wishes to sell to Evanston, and Evanston wishes to purchase from the Fund, $100,000 of common shares of beneficial interest, $.001 par value per share, of the Fund (10,000 common shares at a purchase price of $10.00 per share (collectively, the “Shares”)); and

WHEREAS, Evanston is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940, as amended;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Promptly after the execution of this Agreement, Evanston will wire $100,000 to the Fund in full payment for the Shares.

2.	Evanston agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.

Executed as of the date first set forth above.

EVANSTON CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth A. Meister
Name:	Kenneth A. Meister
Title:	President and Chief Operating Officer

EVANSTON ALTERNATIVE OPPORTUNITIES FUND

By:	/s/ Scott Zimmerman
Name:	Scott Zimmerman
Title:	Secretary